United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: December 12th, 2002	By:	/S/ Jean-Pierre Halbron Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel launches up to Euro 820 million of notes mandatorily redeemable for new or existing Alcatel A shares

This press release does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

Paris, December 12, 2002 - Following Board approval of yesterday, and to maintain a high degree of flexibility in the management of the company’s assets while financing the 2003 restructuring program, Alcatel (Paris: CGEP.PA and NYSE: ALA) announced today an offering of notes mandatorily redeemable for Alcatel Class A new or existing shares for an amount between Euro 630 million and Euro 819 million. The notes will be offered to institutional investors outside the United States, Canada or Japan on 12 December 2002. A public offering to individuals in France will occur between 13 and 17 December 2002, such offer may be extended until the 20 December 2002 at the latest. The issue price of the notes will be Euro 5.34.

The notes will be issued at par and will have a 3 year maturity from the settlement date of 23 December 2002. They will carry an annual interest rate of 7.917%. Alcatel will pre-pay on 2 January 2003 the full amount of interest payable from the settlement date to the maturity date, discounted to its net present value (about 20.43% of the issue price).

The notes will be mandatorily redeemable for new or existing Alcatel A shares at the maturity date of 23 December 2005, or at anytime from 26 December 2002 at the noteholders’ option. The number of shares to be delivered at maturity will be of one share per note. The redemption ratio will be reduced in case of request by noteholders for redemption before the maturity date. This operation may be a first move towards the improvement of the rating of Alcatel by the financial community.

Disclaimer
This press release does not constitute an offer for sale of securities in the United States or any other jurisdiction. The notes will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the final and definitive offering terms and/or reimbursement conditions are different from those described above; the amount of shares created as a result of the offering is different from that described above; the offering does not provide Alcatel with the financial results or other benefits it expects to obtain in connection with its current financing and/or disposals efforts; as well as the risks described in the documents Alcatel has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opérations de Bourse. Investors and security holders may obtain a free copy of documents filed by Alcatel with the U.S. Securities and Exchange Commission at www.sec.gov http://www.sec.gov or directly from Alcatel. Alcatel does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts Klaus Wustrack / Alcatel HQ Régine Coqueran/ Alcatel HQ	Tel: +33 (0)1 40 76 11 56 Tel : +33 (0)1 40 76 49 24	Klaus.wustrack@alcatel.com Regine.Coqueran@alcatel.fr

Alcatel Investors Relations Claire Pedini Laurent Geoffroy Pascal Bantégnie	Tel : +33 (0)1 40 76 13 93 Tel : +33 (0)1 40 76 50 27 Tel : +33 (0)1 40 76 52 20	claire.pedini@alcatel.com Laurent.geoffroy@alcatel.com Pascal.bantegnie@alcatel.com

Press release

Alcatel fourth quarter trading update

•	Sales up around 20% sequentially due to seasonal pattern
•	Income from operations close to breakeven before reserves on inventories

Paris, December 12, 2002 — The Board of Directors of Alcatel (Paris: CGEP.PA and NYSE: ALA) met yesterday to review the current status of business trends and restructuring programs.

Concerning the first point:

•	Fourth quarter 2002 sales should grow by around 20% sequentially. This is in line with the usual seasonal pattern, although on the high side due to sustained sales in broadband equipment.
•	As a result of the continuous reduction in fixed costs, the fourth quarter 2002 income from operations should be close to the quarterly breakeven point before any reserves on inventories.
•	The preliminary evaluation of 2003 market prospects confirms the likelihood of a further deterioration from the 2002 levels. To safely absorb this deterioration, Alcatel expects, as announced, to record additional reserves in the fourth quarter, which should still leave a significant improvement versus the third quarter income from operations. Concerning the restructuring actions, the current plan, as already announced, was seen as well adapted to safely meet the objective of reaching breakeven in operating income in 2003

The financial situation was seen as continuing to be healthy as a result of the strict cash management. Alcatel is today confident that it should meet all its financial obligations.

Fourth quarter and year-end results will be published on February 4, 2003. Further details will be provided at this time.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in fourth quarter 2002 and in future periods with respect to sales and income from operations; and (ii) benefits to Alcatel from its restructuring efforts. These forward-looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its restructuring efforts and whether these efforts will achieve the expected benefits, including contributing to the achievement of breakeven targets; the current economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales and realization of breakeven in operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel press contacts Klaus Wustrack / Alcatel HQ Régine Coqueran / HQ	Tel: +33 (0)1 40 76 11 56 Tel : +33 (0)1 40 76 49 24	Klaus.wustrack@alcatel.com Regine.coqueran@alcatel.fr

Alcatel Investors Relations Claire Pedini Laurent Geoffroy Pascal Bantégnie Peter Campbell Charlotte Laurent-Ottomane	Tel : +33 (0)1 40 76 13 93 Tel : +33 (0)1 40 76 50 27 Tel : +33 (0)1 40 76 52 20 Tel : +1 972 519 4347 Tel : +1 703 668 3571 Tel : +33 (1) 40 76 13 27	claire.pedini@alcatel.com Laurent.geoffroy@alcatel.com Pascal.bantegnie@alcatel.com Peter.campbell@alcatel.com charlotte.laurent-ottomane@alcatel.com